Exhibit 2.2.2

26642 Towne Centre Drive

Foothill Ranch, CA 92610

February 12, 2015

Mr. Leif Thomsen

25 Hale Drive

Dedham, MA 02026

Weiner Brodsky Kider PC

1300 19th Street NW 5th Floor

Washington, DC 20036-1609

Attention: Mitchel H. Kider

RE:	Side Letter to the Asset Purchase Agreement (the “APA”) dated November 12, 2014, between loanDepot.com, LLC (“Buyer”), Mortgage Master, Inc. (“Seller”), the Shareholders (as defined in the APA) and the Seller Party Representative (as defined in the APA)

Dear Mr. Thomsen,

In connection with the APA, Buyer and you (in your capacity as Seller Party Representative) hereby agree to the terms of this side letter (this “Side Letter”). The purpose of this Side Letter is to set forth the terms and conditions under which Buyer will issue promissory notes to Seller evidencing Buyer’s obligation to pay Seller the Actual Book Value Amount pursuant to Section 3.2 of the APA and to amend the APA pursuant to Section 12.4 of the APA, effective as of the date of this Side Letter. Capitalized terms used, but not otherwise defined, herein shall take the meanings ascribed to such terms in the APA.

1. The Parties contemplated that all of the Acquired Assets, including the Transferred Cash, would be transferred by Seller to Buyer pursuant to the terms of the APA and that Buyer would issue to Seller a promissory note in substantially the form set forth as Exhibit E to the APA in an amount equal to the Estimated Book Value Amount. However, while certain Acquired Assets estimated to equal $4,253,639 (the “Transferred Asset Amount”) in value were transferred by Seller to Buyer at Closing, Seller did not transfer the Transferred Cash to Buyer at Closing, consistent with Section 8.12 of the APA. Instead, Seller transferred $2,000,000 to Buyer on January 13, 2015, $2,000,000 to Buyer on January 20, 2015 and $3,000,000 to Buyer on January 28, 2015 (collectively, the “Transferred Cash Amounts”). As a result, Buyer is issuing four notes, attached hereto as Exhibits A-1, A-2, A-3 and A-4, in satisfaction of Section 3.2(e) of the APA, for the Transferred Asset Amount and the Transferred Cash Amounts (such notes, the “Notes”).

Mortgage Master, Inc.

February     , 2015

2. The Notes shall constitute the promissory note referred to in Section 3.2(e) of the APA and the combined principal and interest of the Notes shall be subject to adjustment as set forth in the Notes upon the final determination of the Actual Book Value Amount pursuant to the APA.

3. Except as amended hereby, the APA shall remain in full force and effect in accordance with its terms. On and after the date hereof, each reference in the APA to “this Agreement,” “hereunder,” “hereof,” “hereto,” herein” or words of like import referring to the APA shall mean and be a reference to the APA as amended by this Side Letter.

4. This Side Letter constitutes the entire agreement between the parties hereto and supersedes any prior understandings, agreements, or representations by or between the parties, written or oral, to the extent they are related in any way to the subject matter hereof.

5. This Side Letter may be executed in counterpart signature pages executed and delivered via facsimile transmission or via email with scan or email attachment. Any such counterpart executed and delivered via facsimile transmission or via email with scan or email attachment will be deemed an original for all intents and purposes, and all such counterparts shall together constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, this Side Letter has been properly executed by the parties hereto as of the date first written above.

BUYER

loanDepot.com, LLC

By:	/s/ David Norris
Name:	David Norris
Title:	President

[Signature Page to Side Letter]

SELLER PARTY REPRESENTATIVE

By:	/s/ Leif Thomsen
Name:	Leif Thomsen

[Signature Page to Side Letter]